FOR IMMEDIATE RELEASE                Contact:        Guy T. Marcus
April 22, 1996                                       Vice President-Inv. Rel.
                                                     (214) 978-2691

                HALLIBURTON REPORTS 35 PERCENT EARNINGS INCREASE

     DALLAS, Texas -- Halliburton Company (NYSE-HAL) today announced that 1996 first quarter earnings from continuing operations increased 35 percent to $51.5 million or 45 cents per share, compared to $38.3 million or 33 cents per share, in the first quarter of 1995. The company reported revenues of $1.7 billion for the first quarter of 1996, a 30 percent increase over the 1995 first quarter revenues.

     Halliburton's continuing operations include two business segments -- Energy Services and Engineering and Construction Services -- and both reported increased 1996 revenues and operating income compared to the first quarter of the prior fiscal year. The company's insurance business, classified as discontinued operations, was spun-off to Halliburton shareholders in a tax-free distribution on January 23, 1996.

     Halliburton Energy Services' revenues climbed 17 percent from a year ago to $663 million for the quarter, while at the same time operating income rose 29 percent to $67.3 million. Revenue growth was attributable to overall

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strengthening  of the  upstream  oil  and gas  market,  the  segment's  stronger competitive position and benefits from commercialization of new technologies. Strongest growth came from Halliburton's North America, Europe/Africa and Latin America regions. Halliburton Energy Services' operating margin for the quarter improved to 10.1 percent compared to 9.2 percent a year ago. The segment's 1996 first quarter operating income and operating margin were the highest first quarter financial results in more than a decade, reflecting a combination of
improved   internal   operating   efficiencies  and  somewhat   stronger  market
conditions.

     For Brown & Root, Halliburton's engineering and construction business segment, revenues increased 42 percent from a year ago to $998 million for the 1996 first quarter. Growth was experienced in all major industries served by Brown & Root. The pulp and paper, energy, and chemicals industries significantly contributed to the increased revenues, as well as a service contract with the U.S. Department of Defense to provide technical and logistical support for military operations in Bosnia. Brown & Root's operating income also increased 42 percent to $22.3 million for the 1996 first quarter.

     Commenting on the first quarter results, Dick Cheney, Halliburton Company's chairman of the board and chief executive officer, stated, "Both of Halliburton Company's business segments are continuing to progress in achieving strategic and financial objectives."

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     "Halliburton   Energy  Services  is  benefitting  from  internal  operating efficiencies gained in recent years and improved market conditions in both the United States and international areas."

     "Brown & Root is now benefitting from a growing firm order backlog,which reached just over $5.0 billion at March 31, 1996, an increase of 23 percent from a year ago. Much of the new backlog is represented by large multi-year projects in international areas, and the projects are now generating incremental revenues. We expect that these projects will lead to increased operating income as the projects mature."

     "The strong Halliburton Company first quarter start gives us optimism for significant 1996 full-year progress."

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

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

                               HALLIBURTON COMPANY

                                            Three Months Ended
                                                 March 31
                                         ----------- -----------
                                             1996        1995
                                         ----------- -----------
                                            Millions of dollars
                                           except per share data
Revenues
  Energy services                        $    663.3  $    569.0
  Engineering and
    construction services                     998.1       704.9
                                         ----------- -----------
    Total revenues                       $  1,661.4  $  1,273.9
                                         =========== ===========
Operating income

  Energy services                        $     67.3  $     52.3
  Engineering and
    construction services                      22.3        15.7
  General corporate                            (8.8)       (6.3)
                                         ----------- -----------
    Total operating income                     80.8        61.7

Interest expense                               (4.9)      (12.8)
Interest income                                 3.0         8.5
Foreign currency gains                          1.0         4.7
Other nonoperating income, net                  0.5         0.1
                                         ----------- -----------
Income from continuing operations before
  income taxes and minority interest           80.4        62.2

Provision for income taxes                    (29.0)      (23.8)
Minority interest                               0.1        (0.1)
                                         ----------- -----------
Income from continuing operations              51.5        38.3

Income from discontinued operations,
  net of income taxes                             -         0.8
                                         ----------- -----------
Net income                               $     51.5  $     39.1
                                         =========== ===========
Income per share:*
  Continuing operations                  $     0.45  $     0.33
  Discontinued operations                         -        0.01
  Net income                                   0.45        0.34

Average common and common share
 equivalents outstanding                      115.4       114.3

* Per share amounts are based upon average number of common and common share equivalents outstanding.

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